Free Writing Prospectus Registration Statement No. 333-131266 Dated May 6, 2008 Filed pursuant to Rule 433

The Market Vectors Currency ETNs are senior unsecured debt obligations of Morgan Stanley that do not pay interest or guarantee the return of principal.

The amount investors will be paid on their Market Vectors Currency ETNs at maturity or on any earlier repurchase date will depend on the index closing value of the underlying index on the applicable valuation date(s) and on the amount of investor fees that will have accumulated with respect to the Market Vectors Currency ETNs. Because the investor fees reduce the amount of payment you may receive at maturity or upon any earlier repurchase, the level of the underlying index on the applicable valuation date(s) must increase sufficiently to compensate for the deduction of the investor fees in order for you to receive at least the amount of your initial investment in the Market Vectors Currency ETNs at maturity or upon our earlier repurchase. In order to require the issuer to repurchase the Market Vectors Currency ETNs, investors must make the request with respect to at least 50,000 Market Vectors Currency ETNs. Depending on the index level on the applicable valuation date(s), investors could lose a substantial portion or even all of their investment.

In the case of the Market Vectors Double Expsoure ETNs (Double Long and Double Short strategies), if the closing indicative value of the ETNs is less than or equal to $1.00 per ETN for any index business day, the maturity date of the ETNs will be accelerated and the ETNs will return only a de minimis amount, or zero.

Market Vectors Currency ETNs can be bought and sold through your broker at any time and will be subject to brokerage commissions.

Market Vectors Currency ETNs are subject to significant risk of loss. Risks include exposure to: single currency exchange rates; differences between the currency forward contracts tracked by the underlying index and the official spot rate; changes in the volatility of the underlying index; changes in the currency markets during hours when the Market Vectors Currency ETNs are not trading; changes in interest rate levels; government intervention in the currency markets; geopolitical conditions and economic, financial, regulatory, political, judicial or other events that affect the foreign exchange markets; and Morgan Stanley's creditworthiness.

In addition, currency markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government regulation and intervention. As a result, the market value of the Market Vectors Currency ETNs will vary and may be less than the amount of your initial investment at any time over the term of the ETNs.

Market Vectors Double Exposure ETNs are also subject to additional significant risks associated with leverage. Any movement in the spot exchange rate or any differential between short term interest rates will have a two-times leveraged impact on the underlying index. Additional risks associated with Market Vectors Double Exposure ETNs include adverse affects of interest rates on the index. In addition, the daily rebalancing of the index may dampen the positive effect or amplify the negative impact of currency movements on the index level.

"Standard & Poor's®," "S&P®," „S&P Chinese Renminbi Total Return Index" and "S&P Indian Rupee Total Return Index" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley. The Market Vectors Currency ETNs are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the Market Vectors Currency ETNs.

Morgan Stanley, the issuer of the Market Vectors Currency ETNs, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Morgan Stanley has filed with the SEC for more complete information about the issuer and the offering of the Market Vectors Currency ETNs. You may get these documents for free by visiting the Van Eck Securities Corporation Web site at www.marketvectorsETNS.com or EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a free copy of the prospectus by calling Van Eck Securities Corporation at 1.888.MKT.VCTR; you may also request a copy from Morgan Stanley or any other dealer participating in this offer.

Van Eck Securities Corporation is the exclusive marketer of the Market Vectors Currency ETNs.

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Van Eck Global
SINCE 1955

MARKET VECTORS

Quick Facts

Currency ETNs

	SINGLE EXPOSURE ETNS		DOUBLE EXPOSURE ETNS	
ETN TICKER	**CNY**	**INR**	**URR**	**DRR**
INTRADAY INDICATIVE VALUE TICKER[1]	CNYIV	INRIV	URRIV	DRRIV
ETN NAME	**Market Vectors-Chinese Renminbi/USD ETN**	**Market Vectors-Indian Rupee/USD ETN**	**Market Vectors-Double Long Euro ETN**	**Market Vectors-Double Short Euro ETN**
UNDERLYING CURRENCY	Chinese renminbi (yuan)	Indian rupee	euro	euro
ISSUER	Morgan Stanley	Morgan Stanley	Morgan Stanley	Morgan Stanley
ISSUER RATING[2] (S&P/MOODY'S)	AA-/Aa3	AA-/Aa3	AA-/Aa3	AA-/Aa3
INCEPTION DATE	3/14/08	3/14/08	5/6/08	5/6/08
MATURITY DATE	3/31/20	3/31/20	4/30/20	4/30/20
ISSUER REPURCHASE	Daily	Daily	Daily	Daily
MINIMUM SIZE FOR ISSUER REPURCHASE	50,000 ETNs	50,000 ETNs	50,000 ETNs	50,000 ETNs
BENCHMARK INDEX	S&P Chinese Renminbi Total Return Index	S&P Indian Rupee Total Return Index	Double Long Euro Index	Double Short Euro Index
INDEX TICKER	SPCBCNY	SPCBINR	DLONGEUR	DSHRTEUR
REUTERS INDEX TICKER	.SPCBCNY	.SPCBINR	.DLONGEUR	.DSHRTEUR
YAHOO FINANCE INDEX TICKER	^SPCBCNY	^SPCBINR	^URR	^DRR
INDEX DESCRIPTION	Total return index; seeks to track the performance of rolling investments in short-term forward contracts in China's currency, the renminbi.	Total return index; seeks to track the performance of rolling investments in short-term forward contracts in India's currency, the rupee.	Total return index; seeks to replicate two-times leveraged long exposure to the euro, plus a short-term deposit rate.	Total return index; seeks to replicate two-times leveraged short exposure to the euro, plus a short-term deposit rate.
EXCHANGE	NYSE Arca	NYSE Arca	NYSE Arca	NYSE Arca
INVESTOR FEE[3]	0.55%	0.55%	0.65%	0.65%

MORE INFORMATION marketvectorsETNs.com

[1] Intraday Indicative Values, calculated and published by Bloomberg or a successor under the respective ticker symbols listed on this page, are meant to approximate the intrinsic economic value of each ETN. Intraday Indicative Values are for reference purposes only; not a price or quotation, or an offer or solicitation for purchase, sale, redemption, or termination. Intraday Indicative Values do not reflect transaction costs, credit considerations, market liquidity, or bid-offer spreads. Actual trading prices of ETNs may differ from their Intraday Indicative Values.

[2] The ETNs are not rated and offer no principal protection. Investors in the ETNs are subject to the credit risk of the issuer, Morgan Stanley, for any amounts payable on the ETNs at maturity or upon any earlier repurchase. Morgan Stanley's senior debt credit ratings set forth on this page are on negative outlook.

[3] Investor fees accrue on a daily basis.